May 8, 2012

BY EDGAR SUBMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Martin James

Re:          Hittite Microwave Corporation

Form 10-K for the Year Ended December 31, 2011

Filed February 24, 2012

File No. 000-51448

Dear Mr. James:

This letter responds to your letter dated April 24, 2012 commenting on Hittite Microwave Corporation’s Form 10-K for the year ended December 31, 2011. In this letter we have recited the Staff’s comments in italicized type and have followed each comment with our response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 49

1.              With a view towards revised disclosure in future filings, please identify each factor that materially resulted in a change in revenues and gross margin, whether positively or negatively, and quantify the impact of each factor.  Please refer to Item 303 of Regulation S-K, Release No. 33-8350, and SAB Topic 13.B.

Response:

Revenue. We believe that, as stated in the referenced disclosure, two factors materially contributed to our year-over-year increase in revenue, namely sales to the test and measurement market and sales to the military market.  In future filings, we will identify, separately discuss and, where practicable, quantify each separate factor that in our judgment contributed materially to a change in revenues. Please see our response to comment 2 for an example of the enhanced disclosure we contemplate providing.

Gross margins.  Because our aggregate gross margin is the result of a complex matrix of countervailing factors, substantial judgment is required in determining whether business, operational or market trends exist that would explain our relatively minor variations in margin in a way that would provide meaningful information to investors. The gross margin reflected in our financial statements reflects a composite of the individual gross margins of more than two thousand individual standard and custom parts, modules and subsystems, each of which is influenced by a number of factors. From one product to the next, the combination of factors influencing gross margin, and the direction and magnitude of their movement, may vary widely. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors and Trends That Affect Our Results of Operations—Gross Margins” in the referenced filing for further discussion of the factors that influence our gross margins.

Typically, no single common explanation applies across our diverse product set. However, we confirm that when we determine that such material trends or explanations exist, we will disclose them in future filings.

The way in which we track the cumulative impact of these differing net impacts over thousands of individual parts is to quantify the net effect across all products of changes in product pricing, product mix and manufacturing cost. We believe this may be the most helpful and reliable way to present this information for investors, and we intend to provide such information in future filings in response to the Staff’s comment.

The following disclosure, taken from our Quarterly Report on Form 10-Q for the three months ended March 31, 2012, which was filed on May 4, 2012, is representative of the type of disclosure that we contemplate providing in future filings:

Gross margin. In the three months ended March 31, 2012, our gross margin was 73.7%, compared with 73.0% in the corresponding period of 2011. The increase in gross margin across all products was attributable to a net 230 basis point improvement due to product mix, partially offset by a net 90 basis point decrease due to pricing and a net 70 basis point decrease due to manufacturing costs.   Our gross margin for the three months ended March 31, 2012 was within a normal range and consistent with our historical results.

2.              Further, please explain the significant factors which caused the decline in your revenues in the fourth quarter of 2011.

Response:

The discussion below explains supplementally the significant factors that caused the decline in our revenues in the fourth quarter of 2011, compared with the previous quarter. Consistent with our response to comment 1 above, this discussion identifies, separately discusses and quantifies what in our judgment were the factors that contributed materially to the change in revenues. We intend to provide similar disclosure in future filings:

In the three months ended December 31, 2011, our revenue decreased $7.9 million, or 11.6%, to $60.2 million, compared with $68.1 million in the three months ended September 30, 2011. Our revenue decrease was primarily attributable to a $4.2 million decrease in sales to the military market, a $2.5 million decrease in sales to the microwave and millimeterwave communications market and a $2.0 million decrease in sales to the cellular market partially offset by a net $0.8 million increase in sales to our other markets.  The decrease in sales to the military market reflected our completion of a systems contract in 2011, as well as weaker demand for our products used in military applications and lower pricing on certain military programs.  The decrease in sales to the microwave and millimeterwave communications and cellular markets reflected weaker demand for our products used in infrastructure projects by our telecommunications customers.

Item 8. Financial Statements

Note 16. Segment, Major Customers and Geographic Information, page F-22

3.              Please tell us how you considered the disclosure requirements of ASC 280-10-50-40 regarding disclosure of information about products and services.

Response:

ASC 280-10-50-40 requires that “a public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.”

We understand ASC 280-10-50-40 to require reporting of revenue by groups of “similar” products when categorization in that manner is either representative of the way in which the business is managed or when the products share common operational or financial attributes, such that grouping them together would enhance the reader’s understanding of the issuer’s reported results of operations. We derive our revenues from a broad range of heterogeneous products, which we do not believe can be categorized into “group of similar products” in the sense contemplated by ASC 280-10-50-40.

It is true, as the Staff has probably observed, that in the “Business—Products” section of the referenced report, and in other public disclosures, we have divided our products into categories that we refer to as “product lines,” based on their functional applications (e.g., “amplifiers,” vs. “attenuators” vs. “switches”). However, this classification is purely for descriptive purposes and to provide an organizational scheme for describing our broad and diverse product portfolio. These functional categories are not the equivalent of “lines of business” or “product lines” in the traditional sense.

The functional categories are not run as distinct business units with separate managers, and they are not used by our management for the purpose of making decisions about allocation of resources or managing our business. Nor do the functional categories represent groups of products that are distinguished from each other by common business, operational or financial characteristics. Though they may perform similar electronic functions, parts within each category are used by customers in different industries in a variety of similar and dissimilar end-user applications across all our principal markets, and they also have widely divergent price, cost and gross margin profiles. We therefore respectfully maintain that our descriptive classification based on electronic function does not represent “similar groups of products” within the meaning of ASC 280-10-50-40.

Further, allocating our revenues to these categories would in many instances be arbitrary or impossible. While some of our products perform discrete functions (i.e., amplification, or frequency division), others integrate multiple electronic functions in a single integrated circuit, module or subsystem. These integrated products are priced and purchased as an integrated whole, and allocating the revenue received from the customer for the product among the various circuit blocks, components or functions that are included in the product would be arbitrary. For these reasons, we do not believe that we can reliably and accurately categorize our revenue according to the product classification that is utilized for descriptive purposes in the “Products” section.

We therefore respectfully submit that the functional categories that we refer to as “product lines” in the Products section do not constitute “groups of similar products” in the sense intended by ASC 280-10-50-40, and that the reporting of our revenue on the basis of these electronic functions, even if it could be accomplished with reasonable accuracy, would not provide investors with the type of financially relevant information that is contemplated by ASC 280-10-50-40.

As requested in the Staff’s letter, we acknowledge that:

•                                          We are responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding this letter, please contact me at (978) 250-3343.

Sincerely,

/s/ William W. Boecke

William W. Boecke
Vice President, Chief Financial Officer

cc:	Kate Tillan, Assistant Chief Accountant
Martin James, Senior Assistant Chief Accountant
Robert W. Sweet, Jr.